As filed with the Securities and Exchange Commission on June 21, 2005

Registration No. 333-119217

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANKFINANCIAL CORPORATION

(Exact Name of Registrant as Specified in Its Charter)

Maryland	6035	Being applied for
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15W060 North Frontage Road

Burr Ridge, Illinois 60527

(800) 894-6900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Registrant’s Principal Executive Offices)

F. Morgan Gasior

15W060 North Frontage Road

Burr Ridge, Illinois 60527

(800) 894-6900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of

Agent for Service)

Copies to:
Robert B. Pomerenk, Esq.		Edwin S. del Hierro, Esq.
Ned Quint, Esq.		Barack Ferrazzano Kirschbaum
Luse Gorman Pomerenk & Schick, P.C.		Perlman & Nagelberg LLP
5335 Wisconsin Avenue, N.W., Suite 400		333 W. Wacker Drive, Suite 2700
Washington, D.C. 20015		Chicago, IL 60606

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☒  333-119217

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.01 par value per share	24,466,250 shares	$10.00	$244,662,500(1)	$28,797(2)
Participation Interests	1,230,193 interests	—	—	(3)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Previously submitted.

(3)	The securities of BankFinancial Corporation to be purchased by the BankFinancial and Subsidiaries Associate Investment Plan are included in the amount shown for common stock. However, pursuant to Rule 457(h) of the Securities Act of 1933, as amended, no separate fee is required for the participation interests. Pursuant to such rule, the amount being registered has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of such plan.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II:	INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount(1)
*	Registrant’s Legal Fees and Expenses	$710,000
*	Marketing Agent Legal Fees and Expenses	75,000
*	Registrant’s Accounting Fees and Expenses	275,000
*	Conversion Agent and Data Processing Fees	20,000
*	Marketing Agent Fees and Expenses	1,253,345
*	Appraisal and Business Plan Fees and Expenses	135,000
*	Printing, Postage and Mailing	250,000
*	Filing Fees (OTS, NASD, Nasdaq and SEC)	157,473
*	Other	124,182

*	Total	$2,900,000

*	Estimated

(1)	BankFinancial Corporation has retained Sandler O’Neill & Partners, L.P. to assist in the sale of common stock on a best efforts basis in the offerings. Fees are estimated at the midpoint of the offering range.

Item 14.	Indemnification of Directors and Officers

Articles 12 and 13 of the Articles of Incorporation of BankFinancial Corporation, a Maryland corporation (the “Corporation”), set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

Article 12. Indemnification.

Section A. Indemnification. The Corporation: (1) shall indemnify its current and former Directors (including any Director who was or is also an officer of the Corporation), whether serving the Corporation or at its request serving any other entity, including, without limitation, any subsidiary or other affiliate of the Corporation, to the fullest extent required or permitted by the MGCL (but, in the case of any amendment to the MGCL, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), including the advancement of expenses under procedures permitted or required by applicable law and to the fullest extent permitted by applicable law; (2) shall indemnify (including the advancement of expenses under procedures permitted or required by applicable law) its current and former officers to the fullest extent, consistent with applicable law, as may be required in a contract approved by the Board of Directors pursuant to a resolution approved by a majority of Directors then in office, or as may be required the Bylaws of the Corporation; and (3) may, to the extent not required pursuant to paragraph (2) of this Section A of this Article 12, indemnify (including the advancement of expenses under procedures permitted or required by applicable law) current and former officers and other employees and agents of the Corporation as may be authorized by the Board of Directors in the specific case and permitted by applicable law or the Bylaws of the Corporation; provided, however, that, except as provided in Section B of this Article 12 with respect to proceedings to enforce rights to indemnification or in a contract approved by the Board of Directors pursuant to a resolution approved by a majority of Directors then in office, the Corporation shall not indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee unless such proceeding (or part thereof) was authorized by the Board of Directors pursuant to a resolution approved by a majority of the Directors then in office.

Section B. Procedure. If a claim under Section A of this Article 12 is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 30 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, the indemnitee shall also be entitled to be reimbursed the expense of prosecuting or defending such suit against the Corporation. It shall be a defense to any action for advancement of expenses that the Corporation has not received both: (1) an undertaking as required by law to repay such advances in the event it shall ultimately be determined that the standard of conduct for indemnification has not been met; and (2) a written affirmation by the indemnitee of his or her good faith belief that the standard of conduct necessary for indemnification by the Corporation has been met. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the MGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by an indemnitee to whom the Corporation has not agreed to advance expenses, be a defense to such suit. In any suit brought by the indemnitee to enforce any right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise, shall be on the Corporation.

Section C. Non-Exclusivity. The rights to indemnification and to the advancement of expenses conferred in this Article shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, this Charter, the Bylaws of the Corporation, any contract, agreement, vote of stockholders or disinterested Directors, or otherwise.

Section D. Insurance. The Corporation may maintain insurance, at its expense, to protect itself or any Director, officer, employee or agent of the Corporation or another corporation, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the MGCL.

Section E. Miscellaneous. The Corporation shall not be liable for any payment under this Article 12 in connection with a claim made by any indemnitee to the extent such indemnitee has otherwise actually and unconditionally received payment under any insurance policy, agreement, or otherwise, of the amounts otherwise indemnifiable hereunder. The rights to indemnification and to the advancement of expenses conferred in Sections A and B of this Article 12 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director or officer of the Corporation and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any repeal or modification of this Article 12 shall not in any way diminish any rights of any person to indemnification or advancement of expenses of or the obligations of the Corporation arising hereunder with respect to events occurring, or claims made, while this Article is in force.

Article 13. Limitation of Liability.

An officer or Director of the Corporation, as such, shall not be liable to the Corporation or its stockholders for money damages except: (A) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; or (B) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. If the MGCL is amended to further eliminate or limit the personal liability of officers and directors, then the liability of officers and Directors of the Corporation shall be further eliminated or limited to the fullest extent permitted by MGCL, as so amended. Any repeal or modification of this Article 13 by the stockholders of the Corporation shall not adversely affect any right or protection of a Director or officer of the Corporation existing immediately prior to the time of such repeal or modification.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a)	List of Exhibits

1.1	Engagement Letter between BankFinancial MHC, Inc., BankFinancial Corporation, BankFinancial, F.S.B. and Sandler O’Neill & Partners, L.P.*

1.2	Form of Agency Agreement between BankFinancial MHC, Inc., BankFinancial Corporation, BankFinancial, F.S.B. and Sandler O’Neill & Partners, L.P.*

1.3	Form of Selected Dealer’s Agreement*

2	Plan of Conversion and Reorganization*

3.1	Articles of Incorporation of BankFinancial Corporation*

3.2	Bylaws of BankFinancial Corporation*

3.3	Articles of Amendment to Charter of BankFinancial Corporation

4	Form of Common Stock Certificate of BankFinancial Corporation*

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

8	Federal Tax Opinion of Luse Gorman Pomerenk & Schick*

10.1	Employee Stock Ownership Plan*

10.2	Deferred Compensation Plan*

10.3	Employment Agreement with F. Morgan Gasior*

10.4	Employment Agreement with James J. Brennan*

10.5	Employment Agreement with Paul A. Cloutier*

10.6	Employment Agreement with Robert O’Shaughnessy*

10.7	Employment Agreement with Christa Calabrese*

10.8	Loan Agreement with Bank One, NA (Successor to American National Bank and Trust Company of Chicago), as amended*

10.9	Commitment to Amend Loan Agreement with Bank One, NA (Successor to American National Bank and Trust Company of Chicago), as amended*

10.10	Form of Employment Agreement with F. Morgan Gasior*

10.11	Form of Employment Agreement with Senior Executive Officers*

10.12	Fourth Amendment to Loan Agreement*

10.13	Fifth Amendment to Loan Agreement*

10.14	Form of Employment Agreement Extension for Named Executive Officers*

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8)

23.2	Consent of Crowe Chizek and Company LLC*

23.3	Consent of RP Financial, LC.*

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between BankFinancial Corporation. and RP Financial, LC.*

99.2	Letter of RP Financial, LC. with respect to Subscription Rights*

99.3	Appraisal Report of RP Financial, LC.*

99.4	Marketing Materials*

99.5	Order and Acknowledgment Form*

99.6	Prospectus Supplement for participants in the BankFinancial and Subsidiaries Associate Investment Plan*

99.7	Appraisal Report Update*

99.8	Appraisal Report of RP Financial, LC.*,**

*	Previously filed.

**	Supporting financial schedules filed pursuant to Rule 202 of Regulation S-T.

(b)	Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which it offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on June 20, 2005.

BANKFINANCIAL CORPORATION

By:	/s/ F. Morgan Gasior
F. Morgan Gasior
Chairman of the Board, Chief Executive Officer and President
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of BankFinancial Corporation (the “Company”) hereby severally constitute and appoint F. Morgan Gasior as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said F. Morgan Gasior may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said F. Morgan Gasior shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ F. Morgan Gasior	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	June 20, 2005
F. Morgan Gasior

/s/ Paul A. Cloutier	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 20, 2005
Paul A. Cloutier

Director
Kenneth Cmiel

Director
Patrick I. Hartnett

/s/ John M. Hausmann	Director	June 20, 2005
John M. Hausmann

Signatures	Title	Date

/s/ Sherwin R. Koopmans	Director	June 20, 2005
Sherwin R. Koopmans

/s/ Joseph A. Schudt	Director	June 20, 2005
Joseph A. Schudt

/s/ Terry R. Wells	Director	June 20, 2005
Terry R. Wells

As filed with the Securities and Exchange Commission on June 21, 2005

Registration No. 333-119217

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

REGISTRATION STATEMENT

ON

FORM S-1

BankFinancial Corporation

Burr Ridge, Illinois

EXHIBIT INDEX

1.1	Engagement Letter between BankFinancial MHC, Inc., BankFinancial Corporation, BankFinancial, F.S.B. and Sandler O’Neill & Partners, L.P.*

1.2	Form of Agency Agreement between BankFinancial MHC, Inc., BankFinancial Corporation, BankFinancial, F.S.B. and Sandler O’Neill & Partners, L.P.*

1.3	Form of Selected Dealer’s Agreement*

2	Plan of Conversion and Reorganization*

3.1	Articles of Incorporation of BankFinancial Corporation*

3.2	Bylaws of BankFinancial Corporation*

3.3	Articles of Amendment to Charter of BankFinancial Corporation

4	Form of Common Stock Certificate of BankFinancial Corporation*

5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*

8	Federal Tax Opinion of Luse Gorman Pomerenk & Schick*

10.1	Employee Stock Ownership Plan*

10.2	Deferred Compensation Plan*

10.3	Employment Agreement with F. Morgan Gasior*

10.4	Employment Agreement with James J. Brennan*

10.5	Employment Agreement with Paul A. Cloutier*

10.6	Employment Agreement with Robert O’Shaughnessy*

10.7	Employment Agreement with Christa Calabrese*

10.8	Loan Agreement with Bank One, NA (Successor to American National Bank and Trust Company of Chicago), as amended*

10.9	Commitment to Amend Loan Agreement with Bank One, NA (Successor to American National Bank and Trust Company of Chicago), as amended*

10.10	Form of Employment Agreement with F. Morgan Gasior*

10.11	Form of Employment Agreement with Senior Executive Officers*

10.12	Fourth Amendment to Loan Agreement*

10.13	Fifth Amendment to Loan Agreement*

10.14	Form of Employment Agreement for Named Executive Officers*

21	Subsidiaries of Registrant*

23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8)

23.2	Consent of Crowe Chizek and Company LLC*

23.3	Consent of RP Financial, LC.*

24	Power of Attorney (set forth on signature page)

99.1	Appraisal Agreement between BankFinancial Corporation and RP Financial, LC.*

99.2	Letter of RP Financial, LC. with respect to Subscription Rights*

99.3	Appraisal Report of RP Financial, LC.*

99.4	Marketing Materials*

99.5	Order and Acknowledgment Form*

99.6	Prospectus Supplement for participants in the BankFinancial and Subsidiaries Associate Investment Plan*

99.7	Appraisal Report Update*

99.8	Appraisal Report of RP Financial, LC.*,**

*	Previously filed.

**	Supporting financial schedules filed pursuant to Rule 202 of Regulation S-T.